August 5, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Attention:	Tom Kluck
Bryan Hough
Jeffrey Lewis
Wilson Lee
Rochelle Plesset

Re:	MogulREIT I, LLC
Offering Statement on Form 1-A
File No. 024-10583

Acceleration Request
	Requested Date:	August 9, 2016
	Requested Time:	4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, MogulREIT I, LLC (the “Company”) hereby respectfully requests that the above-referenced offering statement on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Robert H. Rosenblum, Michael C. Labriola and Mark Bass of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on its behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

Securities and Exchange Commission

August 5, 2016

•                 should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert comments that it has received from the Staff and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the qualification of the Offering Statement by telephone call to Robert H. Rosenblum or Michael C. Labriola, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (202) 973-8800.

***

Securities and Exchange Commission

August 5, 2016

Please direct any questions or comments regarding this acceleration request to Michael C. Labriola or Mark Bass at (202) 973-8800.

Very truly yours,

MogulREIT I, LLC

/s/ Jilliene Helman

Jilliene Helman
Chief Executive Officer
RM Adviser, LLC

cc:                              Ryan Sakamoto, Esq.

RM Adviser, LLC

Robert Rosenblum, Esq.
Michael C. Labriola, Esq.

Mark Bass, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation